========================= DREYFUS A BONDS PLUS, INC. =========================

CHASEFLEX TRUST SERIES 2006-2

Ticker: Security ID: 16165MAA6
Meeting Date: FEB 19, 2008   Meeting Type: Written Consent
Record Date: FEB 22, 2007

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	THE PAYING AGENT IS HEREBY INSTRUCTED TO ALLOW THE AMENDMENT OF THE POOLING AND SERVICING AGREEMENT.	For	For	Management